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December 6, 2013

Via EDGAR transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	New Corporation
Registration Statement on Form 10

Dear Sir or Madam:

On behalf of our client, New Corporation (“NewCo”), a wholly owned subsidiary of SLM Corporation (“SLM” or “Sallie Mae”), we are transmitting for electronic filing NewCo’s Registration Statement on Form 10, relating to the registration of NewCo’s common stock under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Form 10”), in connection with Sallie Mae’s contemplated spin-off of NewCo (the “Spin-Off”). NewCo will own and operate Sallie Mae’s education loan management business.

As described in the Form 10, the Spin-Off will be preceded by an internal corporate reorganization that includes a holding company merger pursuant to Section 251(g) of the Delaware General Corporation Law (the “SLM Merger”). As a result of the SLM Merger, the existing SLM (“Existing SLM”) will be replaced by a new publicly traded holding company that we refer to as “SLM BankCo.” As part of the internal corporate reorganization and prior to the Spin-Off, the consumer banking business of Existing SLM, including Sallie Mae Bank, will be transferred to SLM BankCo, as will all of the shares of common stock of NewCo. Existing SLM will then be contributed to, and become a subsidiary of, Newco.

The Spin-Off will be effected by means of a pro rata dividend by SLM BankCo of all of the issued and outstanding shares of NewCo common stock. Provided the conditions to the Spin-Off are satisfied or waived, on the distribution date, for each share of SLM common stock held on a record date to be determined by the SLM board of directors, the holder will receive one share of NewCo common stock. Shares of SLM common stock will be converted on or before the distribution date, on a 1-to-1 basis, into shares of SLM BankCo common stock, pursuant to the SLM Merger.

Due to the significance of the education loan management business relative to Sallie Mae, despite the legal structure of the Spin-Off (with NewCo as the legal spinee) application of the accounting guidance of Accounting Standards Codification Topic 505-60, Spinoff and Reverse Spinoffs, requires presentation in the Form 10 of NewCo as the accounting spinor and SLM BankCo as the accounting spinee. As a result, the historical financial statements for NewCo are those of Existing SLM, which will be NewCo’s accounting predecessor. Sallie Mae has made submissions and held discussions on the proper treatment of the Spin-Off for accounting purposes with both the Division of Corporation Finance (Mr. Craig Olinger) and the Office of the Chief Accountant (Mr. Paul Beswick), and neither objects to the treatment of the Spin-Off as a reverse spin for accounting purposes.

Securities and Exchange Commission	- 2 -	December 6, 2013

Please contact the undersigned with any questions or comments you may have concerning this filing at 212-408-2540.

Very truly yours,

/s/ Robert W. Murray Jr.

Robert W. Murray Jr.

cc:	SLM Corporation

Laurent C. Lutz

Ted Morris

Securities and Exchange Commission

Stephanie L. Ciboroski